Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF

SERIES D PREFERRED STOCK

OF

RENT-A-CENTER, INC.

Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), Rent-A-Center, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

1.    Pursuant to Section 151 of the DGCL and authority granted in the Certificate of Incorporation of the Corporation (the “Charter”), as theretofore amended, the Board of Directors (the “Board”) of the Corporation, by resolution authorized a series of preferred stock of the Corporation designated as Series D Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on March 29, 2017, filed a Certificate of Designation (the “Certificate of Designation”) with respect to such Series D Preferred Stock in the office of the Secretary of State of the State of Delaware. This Certificate of Elimination is being filed in connection with the Corporation’s termination of that certain Rights Agreement entered into by and between the Corporation and American Stock Transfer & Trust Company, LLC, dated as of March 28, 2017 (the “Rights Agreement”).

2.    Pursuant to the provisions of Section 151(g) of the DGCL, the Board adopted the following resolutions, which resolutions remain in full force and effect as of the date hereof:

RESOLVED FURTHER, that the Series D Preferred Stock of the Corporation was authorized solely in connection with the Rights Agreement, and no shares of Series D Preferred Stock have been issued.

RESOLVED FURTHER, that the Corporation be, and hereby is, authorized and directed to file with the Secretary of State of the State of Delaware a certificate (the “Certificate of Elimination”) containing these resolutions, with the effect under the DGCL of eliminating from the Corporation’s Certificate of Incorporation all matters set forth in the Certificate of Designation for the Series D Preferred Stock.

RESOLVED FURTHER, that the officers of the Corporation are, and each of them hereby is, authorized and directed, for and on behalf of the Corporation and in its name, to execute and file the Certificate of Elimination and at such time as they deem appropriate, and to take such further actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolutions in accordance with the applicable provisions of the DGCL.

3.    Pursuant to the provisions of Section 151(g) of the DGCL, all references to the Series D Preferred Stock in the Charter are hereby eliminated, and the shares that were designated to such series are hereby returned to the status of authorized but unissued shares of preferred stock of the Corporation, without designation as to series.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by its duly authorized officer, as of the 28th day of February, 2018.

RENT-A-CENTER, INC.

By:	/s/ Dawn M. Wolverton
Name:	Dawn M. Wolverton
Title:	Vice President – Assistant General Counsel and Secretary